UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
05348 Ciudad de México, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

2016 SECOND QUARTER AND FIRST SIX MONTHS RESULTS

Mexico City, July 27 2016, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world by sales volume, announces results for the second quarter of 2016.

Operational and Financial Highlights

•         Comparable revenues grew 9.1% for the second quarter of 2016.

•         Comparable operating income grew 12.0% for the second quarter of 2016, with a margin expansion of 40 basis points.

•         Comparable operating cash flow grew 12.5% for the second quarter of 2016, expanding 60 basis points to 20.7%.

•         Comparable earnings per share reached Ps. 1.06 in the second quarter of 2016.

Results Summary
	Second Quarter				Year to Date
	as Reported		Comparable (1)		as Reported		Comparable (1)
	2016	Δ%	2016	Δ%	2016	Δ%	2016	Δ%

Total revenues	39,939	9.3%	38,536	9.1%	76,654	7.9%	73,151	9.1%
Gross profit	18,444	5.4%	18,037	7.2%	35,196	5.7%	33,892	7.8%
Operating income	6,004	6.6%	6,098	12.0%	10,871	7.2%	10,740	11.2%
Operating cash flow (2)	8,091	9.5%	7,989	12.5%	15,043	9.3%	14,505	11.2%
Net income attributable to equity holders of the company	2,001	(25.0%)	2,205	(12.7%)	4,391	(9.8%)	4,550	(2.0%)
Earnings per share (3)	0.97		1.06		2.12		2.19

Expressed in millions of Mexican pesos.

(1) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. Currently, only Venezuela qualifies as a hyperinflationary economy.

(2) Operating cash flow = operating income + depreciation + amortization & other operative non-cash charges.
(3) Quarterly & FY earnings / outstanding shares as of the end of period. Outstanding shares as of 2Q'16 and YTD were 2,072.9 million.

Message from the Chief Executive Officer

“Our operating and financial discipline, coupled with our company’s balanced geographic footprint, drove solid top- and bottom-line results for the quarter. As transactions continued to outperform volumes, we maintained share gains in key markets such as Mexico, Brazil, and Argentina. We also leveraged our pricing flexibility to deliver comparable revenue and EBITDA growth of 9% and 13%, respectively—expanding margins despite ongoing currency volatility and a very challenging consumer environment in South America.

We carry on creating opportunities to further our growth across our operations. In Venezuela, despite a complex sugar supply environment, we are reinforcing our non-caloric sparkling beverage portfolio to continue providing appealing beverage alternatives for our consumers. In the Philippines, we continue to achieve double-digit transaction and volume growth, while improving this franchise’s profitability. Moreover, through our centers of excellence, we are accelerating the transformation of our operating models—highlighted by the initial rollout of our KOFmmercial Digital Platform in Mexico.

We are very enthusiastic that we reached a new, broad cooperation framework with our partner, The Coca-Cola Company. This framework aims to maintain a mutually beneficial business relationship over the long term, allowing both companies to focus on continuing to drive the business and generate profitable growth going forward. As we establish the long-term guidelines for our economic relationship, including adjustments to concentrate prices of sparkling beverages over a three-year period in Mexico, we are ready to capture the next wave of inorganic growth through an understanding to assess, on a preferred basis, the acquisition of specific territories within KO’s Bottling Investments Group in Latin America, the United States, and other regions—ultimately enabling Coca-Cola FEMSA to consolidate its position as a truly diversified multicultural, multi-category global leader,” said John Santa Maria, Chief Executive Officer of the Company.

Press Release 2Q 2016 July 27, 2016	Page 1

Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on June 30, 2016 of 628.3434 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 9.1% to Ps. 38,536 million driven by average price per unit case growth across most of our operations and volume growth in Mexico and Central America.

Transactions: The comparable number of transactions outpaced volume growth, increasing 5.3% to 4,835.4 million. Transactions of our sparkling beverage portfolio grew 4.6% driven by the positive performance of Mexico, which increased 8.4%, Central America which grew 6.3% and Brazil, which grew 1.5%. Transactions of water, including bulk water, grew 10.1% driven by the performance of Mexico, Colombia, Central America and Argentina. Our still beverage category increased transactions by 7.2%, mainly driven by Mexico, Colombia, and Central America.

Volume: Comparable sales volume grew 2.6% to 809.7 million unit cases in the second quarter of 2016 as compared to the same period in 2015. Our sparkling beverage portfolio grew 1.3% mainly driven by Mexico and Central America, which offset a contraction in Brazil, Argentina and Colombia. Volume of our bottled water portfolio increased 13.0% driven by Ciel and Ciel Exprim in Mexico, Brisa in Colombia, and Bonaqua in Argentina. Our still beverage category increased 8.6% mainly driven by Vallefrut orangeade, del Valle juice, FUZE tea and Santa Clara. Volume of our bulk water portfolio increased 2.5% mainly driven by growth of Ciel in Mexico, Kin in Argentina and Crystal in Brazil, which offset a decline of Brisa bulk water in Colombia.

Gross profit: Comparable gross profit grew 7.2% to Ps. 18,037 million with a gross margin contraction of 80 basis points in the period. In local currency, the benefit of lower PET prices, in combination with our currency hedging strategy, was offset by higher price of sugar and the depreciation of the average exchange rate of the Argentine Peso, the Brazilian Real, the Colombian Peso and the Mexican Peso as applied to our U.S. dollar-denominated raw material costs.

Other operative expenses: On a comparable basis, during the second quarter of 2016, the other operative expenses net line recorded an expense of Ps. 49 million, which compares to an expense of Ps. 186 million during the second quarter of 2015.

Equity method: The comparable reported share of the profits of associates and joint ventures line recorded a gain of Ps. 211 million in the second quarter of 2016, which compares to a gain of Ps. 179 million recorded in the second quarter of 2015, mainly due to a positive contribution of our stake in Coca-Cola FEMSA Philippines, Inc., which compensated for a loss in the equity method from our participation in our non-carbonated beverage joint-venture in Brazil.

Operating Income: Comparable operating income grew 12.0% to Ps. 6,098 million with a 40 basis points margin expansion, reaching 15.8% in the second quarter of 2016.

Operating cash flow: Comparable operating cash flow grew 12.5% to Ps. 7,989 million with a margin expansion of 60 basis points to 20.7% in the second quarter of 2016.

Comprehensive financing results: Our comparable comprehensive financing result in the second quarter of 2016 recorded an expense of Ps. 2,815 million, as compared to an expense of Ps. 1,569 million in the same period of 2015. The difference was mainly driven by (i) a foreign exchange loss as a result of the quarterly depreciation of the Mexican peso as applied to our U.S. dollar-denominated net debt position and (ii) higher interest expenses in Mexican pesos, mainly driven by the effect of the depreciation of the Mexican peso as applied to our interest payments denominated in U.S. dollars and Brazilian reals.

Income tax: During the second quarter of 2016, comparable income tax as a percentage of income before taxes was 26.3% as compared to 31.3% in the same period of 2015. The lower tax rate in 2016 resulted from (i) certain tax efficiencies across our operations, (ii) a lower effective tax rate in Colombia and (iii) ongoing efforts to reduce non-deductible items across our operations.

Net income: Comparable net controlling interest income declined 12.7% to Ps. 2,205 million in the second quarter of 2016, resulting in earnings per share (EPS) of Ps. 1.06 (Ps. 10.64 per ADS).

(Continued on next page)

Press Release 2Q 2016 July 27, 2016	Page 2

As reported figures

Revenues: Total revenues increased 9.3% to Ps. 39,939 million in the second quarter of 2016, despite of the depreciation of the Venezuelan bolivar, the Argentine peso and the Colombian peso as compared to the Mexican peso.

Transactions: Reported total number of transactions grew 1.9% to 5,010.2 million in the second quarter of 2016 as compared to the same period in 2015.

Volume: Reported total sales volume declined 0.4% to 843.3 million unit cases in the second quarter of 2016 as compared to the same period in 2015.

Gross profit: Gross profit grew 5.4% to Ps. 18,444 million and gross margin declined 170 basis points to 46.2%.

Operating Income: Operating income grew 6.6% to Ps. 6,004 million and operating margin contracted 40 basis points to 15.0%.

Operating cash flow: Operating cash flow grew 9.5% to Ps. 8,091 million and operating cash flow margin expanded 10 basis points to 20.3%.

Net income: Reported consolidated net controlling interest income decreased 25.0% to Ps. 2,001 million in the second quarter of 2016, resulting in reported earnings per share (EPS) of Ps. 0.97 (Ps. 9.65 per ADS).

Press Release 2Q 2016 July 27, 2016	Page 3

Balance Sheet (1)

As of June 30, 2016, we had a cash balance of Ps. 15,646 million, including US$ 522 million denominated in U.S. dollars, a decrease of Ps. 343 million as compared to December 31, 2015. This difference was mainly driven by debt and interest payments, the payment of the first installment of the dividend in the amount of Ps. 3,462 million and negative currency translation effects, net of the cash flow generation across our territories.

As of June 30, 2016, total short-term debt was Ps. 3,355 million and long-term debt was Ps. 68,020 million. Total debt increased by Ps. 4,645 million, compared to year end 2015 mainly due to the negative translation effect resulting from the depreciation of the end of period exchange rate of the Mexican peso as applied to our U.S. dollar denominated debt position. Net debt increased by Ps. 4,988 million compared to year end 2015.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian reals at a floating rate, was 9.1%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of June 30, 2016.

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)
Mexican pesos	21.3%	18.9%
U.S. dollars	31.0%	0.0%
Colombian pesos	2.5%	100.0%
Brazilian reals	43.6%	94.5%
Argentine pesos	1.5%	5.4%

Debt Maturity Profile

Maturity Date	2016	2017	2018	2019	2020	2021+
% of Total Debt	0.7%	4.2%	26.9%	0.5%	13.6%	54.0%

(1)      See page 19 for detailed information.

(2)      After giving effect to cross currency swaps.

(3)      Calculated by weighting each year’s outstanding debt balance mix.

Selected Financial Ratios

	LTM 2016	FY 2015	Δ %
Net debt including effect of hedges (1)(3)	58,429	48,828	19.7%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.82	1.56
Operating cash flow/ Interest expense, net (1)	4.95	5.46
Capitalization (2)	39.2%	40.6%

(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross currency swaps.

Press Release 2Q 2016 July 27, 2016	Page 4

Mexico & Central America Division

(Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Comparable figures:

Revenues: Comparable total revenues from our Mexico and Central America division increased 11.7% to Ps. 23,198 million in the second quarter of 2016, as compared to the same period in 2015, mainly driven by accelerated volume growth and an average price per unit case increase of 5.0% in Mexico. Our division’s comparable average price per unit case grew 4.1%, reaching Ps. 42.80.

Transactions: Total transactions in the Mexico and Central America division grew 8.9%, ahead of volume performance, totaling 3,035.3 million in the second quarter of 2016. Transactions of our sparkling beverage portfolio grew 8.1%, mainly driven by a 5.8% increase in transactions of brand Coca-Cola and 21.6% growth of flavored sparkling beverages in Mexico, and a 6.3% improvement in sparkling beverages in Central America. Our still beverage category increased transactions by 11.2%, mainly driven by Mexico, which generated close to 24 million incremental transactions. Transactions of water, including bulk water, grew 16.2% mainly driven by Mexico.

Volume: Total sales volume increased 7.3% to 541.6 million unit cases in the second quarter of 2016, as compared to the same period of 2015. Volume in Mexico increased 7.3% and volume in Central America increased 7.4%. Our sparkling beverage category increased 6.3%, mainly driven by growth of brand Coca-Cola, the recently launched Limon&Nada and Naranja&Nada, and Mundet in Mexico. Our personal water portfolio increased 24.8% mainly driven by Ciel and Ciel Exprim in Mexico. Our still beverage category grew 17.9%, mainly driven by the performance of Vallefrut, the del Valle juice portfolio and Santa Clara in Mexico, and FUZE tea across the region. Our bulk water portfolio grew 4.0%, mainly driven by Ciel in Mexico.

Gross profit: Comparable gross profit grew 8.7% to Ps. 11,765 million in the second quarter of 2016 as compared to the same period in 2015, with a margin decrease of 140 basis points to reach 50.7%. Lower PET prices in the division, in combination with our currency hedging strategy, were offset by higher prices of sugar and the depreciation of the average exchange rate of the Mexican peso as applied to our U.S. dollar-denominated raw material costs.

Operating income: Comparable operating income in the division grew 10.2% to Ps. 4,494 million in the second quarter of 2016, with a margin decline of 20 basis points to reach 19.4%. Our operating expenses in the division, as a percentage of sales, contracted 100 basis points.

Operating cash flow: Comparable operating cash flow grew 10.7% to Ps. 5,659 million in the second quarter of 2016 as compared to the same period in 2015. Our comparable operating cash flow margin was 24.4%, with a margin decrease of 20 basis points.

As reported figures

Revenues: Reported total revenues increased 14.2% in the second quarter of 2016, driven by a combination of strong volume growth and solid pricing, coupled with a positive translation effect that resulted from the appreciation of the currencies in our Central American operations as compared to the Mexican peso.

Gross profit: Reported gross profit increased 10.7% in the second quarter of 2016 and gross profit margin reached 50.7%.

Operating income: Our reported operating income increased 12.0% in the second quarter of 2016, and operating income margin reached 19.4%, contracting 30 basis points during the period.

Operating cash flow: Reported operating cash flow increased 12.7% in the second quarter of 2016, resulting in a margin of 24.4%.

Press Release 2Q 2016 July 27, 2016	Page 5

South America Division

(Colombia, Venezuela, Brazil and Argentina)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on June 30, 2016 of 628.3434 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 5.3% to Ps. 15,337 million, driven by average price per unit case growth across our territories. Revenues of beer in Brazil accounted for Ps. 1,514 million in the second quarter of 2016.

Transactions: Comparable transactions in the division declined 0.2% totaling 1,800.1 million in the second quarter of 2016. Transactions of our sparkling beverage portfolio decreased 1.0%, driven by decreases in Argentina and Colombia, which compensated for a 1.5% increase in Brazil. Transactions of water, including bulk water, increased 3.9% driven by growth in Colombia and Argentina. Our still beverage category increased transactions by 1.4% driven by Colombia.

Volume: Comparable total sales volume in our South America division decreased 5.8% to 268.1 million unit cases in the second quarter of 2016 as compared to the same period of 2015. Our personal water category grew 3.4%, driven by Brisa in Colombia and Bonaqua in Argentina. The still beverage category decreased 5.2%, while our bulk water business declined 12.6%, mainly driven by Brisa bulk water in Colombia. Our sparkling beverage category decreased 6.5%, driven by a 5.4% decline in Brazil, a 15.4% contraction in Argentina, and a 1.8% volume decrease in Colombia.

Gross profit: Comparable gross profit increased 4.3% to Ps. 6,272 million, with a margin decrease of 40 basis points, as a result of higher prices of sugar and the depreciation of the average exchange rate of our division’s currencies as applied to our U.S. dollar-denominated raw material costs, which offset lower PET prices, in combination with our currency hedging strategy.

Operating income: Comparable operating income grew 17.1% to Ps. 1,604 million, with a margin expansion of 110 basis points as compared to the same period of the previous year.

Operating cash flow: Comparable operating cash flow grew 17.1% to Ps. 2,329 million, reaching an operating cash flow margin of 15.2% and recording a margin expansion of 150 basis points as compared to the same period of 2015.

As reported figures

Revenues: Reported total revenues grew 3.1% to Ps. 16,740 million in the second quarter of 2016.

Transactions: Reported total number of transactions declined 7.3% to 1,974.8 million in the second quarter of 2016 as compared to the same period in 2015.

Volume: Reported total sales volume declined 11.7% to 301.7 million unit cases in the second quarter of 2016 as compared to the same period in 2015, driven by volume declines in all operations.

Gross profit: Reported gross profit declined 2.7% to Ps. 6,679 million in the second quarter of 2016 and gross profit margin contracted 240 basis points to 39.9%.

Operating income: Our reported operating income declined 6.8% to Ps. 1,510 million in the second quarter of 2016, and operating income margin reached 9.0%, a contraction of 100 basis points.

Operating cash flow: Reported operating cash flow grew 2.8% to reach Ps. 2,432 million in the second quarter of 2016, resulting in a margin of 14.5%, a contraction of 10 basis points.

Press Release 2Q 2016 July 27, 2016	Page 6

YTD Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures,  (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy. In our “as reported” figures, our Venezuelan operation’s results were translated into Mexican pesos using the DICOM exchange rate published on June 30, 2016 of 628.3434 bolivars per US dollar.

Comparable figures:

Revenues: Comparable total revenues grew 9.1% to Ps. 73,151 million driven by average price per unit case growth across most of our operations and volume growth in Mexico, Central America and Colombia.

Transactions: The comparable number of transactions outpaced volume growth, increasing 4.7% to 9,444.7 million. Transactions of our sparkling beverage portfolio grew 4.1% driven by the positive performance of Mexico, which increased 7.2%, Colombia, which grew 4.2%, and Central America which grew 5.6%. Our still beverage category increased transactions by 7.8%, mainly driven by Mexico, Colombia, Central America and Argentina. Transactions of water, including bulk water, grew 5.9% driven by the performance of Colombia, Mexico, Argentina and Central America.

Volume: Comparable sales volume grew 2.4% to 1,575.0 million unit cases in the first six months of 2016 as compared to the same period in 2015. Our sparkling beverage portfolio grew 1.5% driven by Mexico, Colombia and Central America, which offset a contraction in Brazil and Argentina. Our still beverage category increased 9.6% driven by Vallefrut, del Valle juice and Santa Clara in Mexico; Fresh and Fuze in Colombia and Hi-C in Argentina. Volume of our bottled water portfolio increased 8.4% driven by Ciel in Mexico, Brisa in Colombia, and Bonaqua in Argentina. Volume of our bulk water portfolio increased 1.1% mainly due to Ciel in Mexico, Kin in Argentina and Crystal in Brazil, which compensated for a decline of Brisa in Colombia.

Gross profit: Comparable gross profit grew 7.8% to Ps. 33,892 million with a gross margin contraction of 60 basis points in the period. In local currency, the benefit of lower PET prices, in combination with our currency hedging strategy, was offset by higher price of sugar and the depreciation of the average exchange rate of the Argentine Peso, the Colombian Peso, the Brazilian Real, and the Mexican Peso as applied to our U.S. dollar-denominated raw material costs.

Other operative expenses: On a comparable basis, during the first six months of 2016, the other operative expenses net line recorded an expense of Ps. 75 million, which compares to an expense of Ps. 361 million during the same period of 2015.

Equity method: The comparable reported share of the profits of associates and joint ventures line recorded a gain of Ps. 270 million in the first six months of 2016, which compares to a gain of Ps. 181 million recorded in the same period of 2015, mainly due to a positive contribution of our stake in Coca-Cola FEMSA Philippines, Inc., which compensated for a loss in the equity method from our participation in our non-carbonated beverage joint-venture in Brazil.

Operating Income: Comparable operating income grew 11.2% to Ps. 10,740 million with a 30 basis points margin expansion, reaching 14.7% in the first six months of 2016.

Operating cash flow: Comparable operating cash flow grew 11.2% to Ps. 14,505 million with a margin expansion of 30 basis points as compared to the same period of 2015.

Comprehensive financing results: Our comparable comprehensive financing result in the first six months of 2016 recorded an expense of Ps. 4,160 million, as compared to an expense of Ps. 2,817 million in the same period of 2015. The difference was mainly driven by (i) a foreign exchange loss as a result of the depreciation of the Mexican peso as applied to our U.S. dollar-denominated net debt position and (ii) higher interest expenses in Mexican pesos, mainly driven by the effect of the depreciation of the Mexican peso as applied to our interest payments denominated in U.S. dollars and Brazilian reals.

Income tax: During the first six months of 2016, comparable income tax as a percentage of income before taxes was 26.0% as compared to 30.6% in the same period of 2015. The lower tax rate in 2016 resulted from (i) certain tax efficiencies across our operations, (ii) a lower effective tax rate in Colombia and (iii) ongoing efforts to reduce non-deductible items across our operations.

Net income: Comparable net controlling interest income decreased 2.0% to Ps. 4,550 million in the first six months of 2016, resulting in earnings per share (EPS) of Ps. 2.19 (Ps. 21.95 per ADS).

(Continued on next page)

Press Release 2Q 2016 July 27, 2016	Page 7

YTD as reported figures

Revenues: Reported total revenues increased 7.9% to Ps. 76,654 million in the first six months of 2016, despite the depreciation of the currencies in the South America division as compared to the Mexican peso.

Transactions: Reported total number of transactions grew 1.9% to 9,884.9 million in the first six months of 2016 as compared to the same period in 2015.

Volume: Reported total sales volume grew 0.1% to 1,659.4 million unit cases in the first six months of 2016 as compared to the same period in 2015.

Gross profit: Reported gross profit grew 5.7% to Ps. 35,196 million and gross margin declined 100 basis points to 45.9%.

Operating Income: Reported operating income grew 7.2% to Ps. 10,871 million and operating margin contracted 10 basis points to 14.2%.

Operating cash flow: Reported operating cash flow grew 9.3% to Ps. 15,043 million and operating cash flow margin expanded 20 basis points to reach 19.6%.

Net income: Reported consolidated net controlling interest income decreased 9.8% to Ps. 4,391 million in the first six months of 2016, resulting in reported earnings per share (EPS) of Ps. 2.12 (Ps. 21.18 per ADS).

Press Release 2Q 2016 July 27, 2016	Page 8

Philippines Operation

For the first six months of 2016, volume grew 12.9% favored by the performance of brand Coca-Cola, which grew more than 20% and 13% growth in our “core” flavored sparkling beverage portfolio. Our single-serve “Mismo” one-way PET presentation continued to support growth in flavored sparkling beverages, while our 8-ounce returnable glass bottle, “Timeout” is being expanded to our “core” flavored sparkling beverage portfolio. On the multi-serve front, our 750-ml “Kasalo” returnable glass presentation continues to generate incremental volumes. Total transactions in the first six months of the year grew 12.8%, in line with volume growth. In the first half of the year, our Philippines operation continues to deliver encouraging top-and bottom-line performance, while expanding margins.

Recent Developments

•         KOF and The Coca-Cola Company (KO) have reached a new, broad cooperation framework. This cooperation framework seeks to maintain a mutually beneficial business relationship over the long-term, which will allow both companies to focus on continuing to drive the business forward and generating profitable growth; and contemplates the following main objectives:

o   Long term guidelines to the relationship economics: concentrate prices for sparkling beverages in Mexico will gradually increase over a 3-year period beginning in July 2017.  Based on our internal estimates for revenues and sales volume mix, we currently expect the incremental annual cost in Mexico, on an annualized basis, to be approximately US$35 million for the years 2017, 2018, and 2019.

o   Both companies are committed to implement marketing and commercial strategies, and productivity programs to maximize their profitability. KOF is confident that these initiatives will mitigate the effects of concentrate price adjustments.

o   Potential future concentrate price adjustments for sparkling beverages and flavored water in Mexico, will consider investment and profitability levels that are beneficial to the business of KOF and KO.

•         The Coca-Cola Company also recognizes Coca-Cola FEMSA’s strong operating model and execution capabilities. With respect to KO’s Bottling Investments Group territories it may divest in the future, we have reached an understanding with KO to assess, on a preferred basis, the acquisition of specific territories in Latin America, the United States and other regions.

Conference Call Information

Our second quarter 2016 conference call will be held on July 27, 2016, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-505-4368 or International: 719-785-1753. Participant code: 4640746. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx  in the Información Financiera section for Coca-Cola FEMSA (KOF) and in our corporate website at www.coca-colafemsa.com/inversionistas/registros-bmv.

Press Release 2Q 2016 July 27, 2016	Page 9

Adittional Information

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance we are including the term “Comparable”. This means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. Currently, the only operation that qualifies as a hyperinflationary economy is Venezuela. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

Earnings per share were computed based on 2,072.9 million outstanding shares (each ADS represents 10 local shares).

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., are included in the results of the Mexico and Central America division. Starting on February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method.

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 63 bottling facilities and serves more than 358 million consumers through 2,800,000 retailers with more than 100,000 employees worldwide.

For additional information or inquiries contact the Investor Relations team:

•         Roland Karig | roland.karig@kof.com.mx | (5255) 1519-5186

•         Tania Ramírez | tania.ramirez@kof.com.mx | (5255) 1519-5013

Financial Tables

(12 pages of tables to follow)

Press Release 2Q 2016 July 27, 2016	Page 10

Quarter - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
	2Q 16	% Rev	2Q 15	% Rev	Δ % Reported
Transactions (million transactions)	5,010.2		4,917.2		1.9%
Volume (million unit cases) (2)	843.3		846.5		-0.4%
Average price per unit case (2)	45.45		41.32		10.0%
Net revenues	39,843		36,451		9.3%
Other operating revenues	96		99		-3.4%
Total revenues (3)	39,939	100.0%	36,550	100.0%	9.3%
Cost of goods sold	21,495	53.8%	19,058	52.1%	12.8%
Gross profit	18,444	46.2%	17,492	47.9%	5.4%
Operating expenses	12,629	31.6%	11,800	32.3%	7.0%
Other operative expenses, net	21	0.1%	240	0.7%	-91.2%
Operative equity method (gain) loss in associates(4)(5)	(211)	-0.5%	(178)	-0.5%	18.4%
Operating income (6)	6,004	15.0%	5,630	15.4%	6.6%
Other non operative expenses, net	492	1.2%	187	0.5%	163.2%
Non Operative equity method (gain) loss in associates(7)	(34)	-0.1%	(38)	-0.1%	-11.4%
Interest expense	1,826		1,442		26.7%
Interest income	144		95		51.2%
Interest expense, net	1,683		1,347		24.9%
Foreign exchange loss (gain)	1,241		280		343.2%
Loss (gain) on monetary position in inflationary subsidiries	(158)		13		-1314.5%
Market value (gain) loss on financial instruments	(115)		(72)		59.6%
Comprehensive financing result	2,651		1,568		69.1%
Income before taxes	2,894		3,913		-26.0%
Income taxes	752		1,217		-38.2%
Consolidated net income	2,142		2,696		-20.5%
Net income attributable to equity holders of the company	2,001	5.0%	2,668	7.3%	-25.0%
Non-controlling interest	141		28		405.0%
Operating income (6)	6,004	15.0%	5,630	15.4%	6.6%
Depreciation	1,718		1,610		6.7%
Amortization and other operative non-cash charges	369		146		152.7%
Operating cash flow (6)(8)	8,091	20.3%	7,386	20.2%	9.5%

CAPEX	2,555		2,230

(1) Except transactions, volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 19,899 million from our Mexican operation, Ps. 9,264 million from our Brazilian operation, Ps. 3,522 million from our Colombian operation, and Ps. 2,551 million from our Argentinian operation for the second quarter of 2016; and Ps. 17,659 million from our Mexican operation, Ps. 8,811 million from our Brazilian operation, Ps. 3,250 from our Colombian operation, and Ps. 3,098 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 1,514 million for the second quarter of 2016 and Ps. 1,469 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.
(6) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Press Release 2Q 2016 July 27, 2016	Page 11

YTD - Consolidated Income Statement
Expressed in millions of Mexican pesos(1)
	YTD 16	% Rev	YTD 15	% Rev	Δ % Reported
Transactions (million transactions)	9,884.9		9,698.6		1.9%
Volume (million unit cases) (2)	1,659.4		1,657.4		0.1%
Average price per unit case (2)	44.21		40.71		8.6%
Net revenues	76,431		70,823		7.9%
Other operating revenues	223		221		0.9%
Total revenues (3)	76,654	100.0%	71,044	100.0%	7.9%
Cost of goods sold	41,458	54.1%	37,734	53.1%	9.9%
Gross profit	35,196	45.9%	33,310	46.9%	5.7%
Operating expenses	24,542	32.0%	22,885	32.2%	7.2%
Other operative expenses, net	53	0.1%	470	0.7%	-88.7%
Operative equity method (gain) loss in associates(4)(5)	(270)	-0.4%	(190)	-0.3%	42.0%
Operating income (6)	10,871	14.2%	10,145	14.3%	7.2%
Other non operative expenses, net	768	1.0%	97	0.1%	690.6%
Non Operative equity method (gain) loss in associates(7)	(71)	-0.1%	(73)	-0.1%	-2.6%
Interest expense	3,402		2,778		22.5%
Interest income	258		178		44.9%
Interest expense, net	3,144		2,600		20.9%
Foreign exchange loss (gain)	1,401		462		203.3%
Loss (gain) on monetary position in inflationary subsidiries	(215)		24		-996.4%
Market value (gain) loss on financial instruments	(398)		(134)		196.7%
Comprehensive financing result	3,933		2,952		33.2%
Income before taxes	6,242		7,169		-12.9%
Income taxes	1,622		2,208		-26.5%
Consolidated net income	4,620		4,961		-6.9%
Net income attributable to equity holders of the company	4,391	5.7%	4,867	6.9%	-9.8%
Non-controlling interest	229		94		144.0%
Operating income (6)	10,871	14.2%	10,145	14.3%	7.2%
Depreciation	3,323		3,054		8.8%
Amortization and other operative non-cash charges	849		569		49.2%
Operating cash flow (6)(8)	15,043	19.6%	13,768	19.4%	9.3%

CAPEX	4,036		4,240

(1) Except transactions, volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 35,975 million from our Mexican operation, Ps. 18,335 million from our Brazilian operation, Ps. 7,007 million from our Colombian operation, and Ps. 5,371 million from our Argentinian operation for the first six months of 2016; and Ps. 32,167 million from our Mexican operation, Ps. 19,141 million from our Brazilian operation, Ps. 6,332 from our Colombian operation, and Ps. 6,274 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 3,063 million for the first six months of 2016 and Ps. 3,360 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.
(6) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Press Release 2Q 2016 July 27, 2016	Page 12

Quarter - Comparable Income Statement (9)
Expressed in millions of Mexican pesos(1)
	2Q 16	% Rev	2Q 15	% Rev	Δ % Comparable(9)
Transactions (million transactions)	4,835.4		4,590.2		5.3%
Volume (million unit cases) (2)	809.7		789.4		2.6%
Average price per unit case (2)	45.60		42.77		6.6%
Net revenues	38,440		35,233		9.1%
Other operating revenues	96		95		0.7%
Total revenues (3)	38,536	100.0%	35,328	100.0%	9.1%
Cost of goods sold	20,499	53.2%	18,497	52.4%	10.8%
Gross profit	18,037	46.8%	16,831	47.6%	7.2%
Operating expenses	12,100	31.4%	11,378	32.2%	6.3%
Other operative expenses, net	49	0.1%	186	0.5%	-73.5%
Operative equity method (gain) loss in associates(4)(5)	(211)	-0.5%	(179)	-0.5%	17.7%
Operating income (6)	6,098	15.8%	5,446	15.4%	12.0%
Other non operative expenses, net	130	0.3%	195	0.6%	-33.2%
Non Operative equity method (gain) loss in associates(7)	(34)	-0.1%	(38)	-0.1%	-11.4%
Interest expense	1,819		1,438		26.5%
Interest income	120		79		52.5%
Interest expense, net	1,699		1,359		25.0%
Foreign exchange loss (gain)	1,231		285		331.8%
Loss (gain) on monetary position in inflationary subsidiries	1		(1)		-182.2%
Market value (gain) loss on financial instruments	(115)		(74)		55.3%
Comprehensive financing result	2,815		1,569		79.4%
Income before taxes	3,186		3,720		-14.4%
Income taxes	839		1,165		-28.0%
Consolidated net income	2,347		2,555		-8.2%
Net income attributable to equity holders of the company	2,205	5.7%	2,526	7.2%	-12.7%
Non-controlling interest	141	15.8%	29		387.6%
Operating income (6)	6,098	15.8%	5,446	15.4%	12.0%
Depreciation	1,653		1,594		3.7%
Amortization and other operative non-cash charges	238		61		289.4%
Operating cash flow (6)(8)	7,989	20.7%	7,101	20.1%	12.5%

(1) Except transactions, volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 19,899 million from our Mexican operation, Ps. 9,264 million from our Brazilian operation, Ps. 3,522 million from our Colombian operation, and Ps. 2,551 million from our Argentinian operation for the second quarter of 2016; and Ps. 17,659 million from our Mexican operation, Ps. 8,811 million from our Brazilian operation, Ps. 3,250 from our Colombian operation, and Ps. 3,098 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 1,514 million for the second quarter of 2016 and Ps. 1,469 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.
(6) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(9) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 2Q 2016 July 27, 2016	Page 13

YTD - Comparable Income Statement (9)
Expressed in millions of Mexican pesos(1)
	YTD 16	% Rev	YTD 15	% Rev	Δ % Comparable(9)
Transactions (million transactions)	9,444.7		9,023.6		4.7%
Volume (million unit cases) (2)	1,575.0		1,538.7		2.4%
Average price per unit case (2)	44.36		41.26		7.5%
Net revenues	72,928		66,842		9.1%
Other operating revenues	223		198		12.6%
Total revenues (3)	73,151	100.0%	67,040	100.0%	9.1%
Cost of goods sold	39,259	53.7%	35,607	53.1%	10.3%
Gross profit	33,892	46.3%	31,433	46.9%	7.8%
Operating expenses	23,347	31.9%	21,591	32.2%	8.1%
Other operative expenses, net	75	0.1%	361	0.5%	-79.2%
Operative equity method (gain) loss in associates(4)(5)	(270)	-0.4%	(181)	-0.3%	49.1%
Operating income (6)	10,740	14.7%	9,662	14.4%	11.2%
Other non operative expenses, net	196	0.3%	94	0.1%	108.2%
Non Operative equity method (gain) loss in associates(7)	(71)	-0.1%	(73)	-0.1%	-2.6%
Interest expense	3,382		2,650		27.6%
Interest income	216		149		45.0%
Interest expense, net	3,166		2,501		26.6%
Foreign exchange loss (gain)	1,391		445		212.6%
Loss (gain) on monetary position in inflationary subsidiries	1		1		-45.4%
Market value (gain) loss on financial instruments	(398)		(130)		205.8%
Comprehensive financing result	4,160		2,817		47.7%
Income before taxes	6,455		6,824		-5.4%
Income taxes	1,676		2,090		-19.8%
Consolidated net income	4,779		4,734		0.9%
Net income attributable to equity holders of the company	4,550	6.2%	4,641	6.9%	-2.0%
Non-controlling interest	229		93		146.6%
Operating income (6)	10,740	14.7%	9,662	14.4%	11.2%
Depreciation	3,206		2,966		8.1%
Amortization and other operative non-cash charges	559		421		32.9%
Operating cash flow (6)(8)	14,505	19.8%	13,049	19.5%	11.2%

(1) Except transactions, volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 35,975 million from our Mexican operation, Ps. 18,335 million from our Brazilian operation, Ps. 7,007 million from our Colombian operation, and Ps. 5,371 million from our Argentinian operation for the first six months of 2016; and Ps. 32,167 million from our Mexican operation, Ps. 19,141 million from our Brazilian operation, Ps. 6,332 from our Colombian operation, and Ps. 6,274 million from our Argentinian operation for the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 3,063 million for the first six months of 2016 and Ps. 3,360 million for the same period of the previous year.

(4) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.
(6) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(9) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Press Release 2Q 2016 July 27, 2016	Page 14

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	2Q 16	% Rev	2Q 15	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	3,035.3		2,786.0		8.9%	8.9%
Volume (million unit cases)	541.6		504.8		7.3%	7.3%
Average price per unit case	42.80		40.23		6.4%	4.1%
Net revenues	23,183		20,307		14.2%	11.8%
Other operating revenues	16		15		4.4%	4.4%
Total revenues (2)	23,198	100.0%	20,322	100.0%	14.2%	11.7%
Cost of goods sold	11,433	49.3%	9,697	47.7%	17.9%	15.0%
Gross profit	11,765	50.7%	10,625	52.3%	10.7%	8.7%
Operating expenses	7,353	31.7%	6,651	32.7%	10.6%	8.5%
Other operative expenses, net	114	0.5%	125	0.6%	-8.8%	-8.8%
Operative equity method (gain) loss in associates (3)(4)	(196)	-0.8%	(162)	-0.8%	21.0%	21.0%
Operating income (5)	4,494	19.4%	4,011	19.7%	12.0%	10.2%
Depreciation, amortization & other operative non-cash charges	1,165	5.0%	1,010	5.0%	15.4%	12.4%
Operating cash flow (5)(6)	5,659	24.4%	5,021	24.7%	12.7%	10.7%

Accumulated information
	YTD 16	% Rev	YTD 15	% Rev	Δ % Reported	Δ % Comparable(7)
Transactions (million transactions)	5,658.6		5,269.7		7.4%	7.4%
Volume (million unit cases)	1,001.5		944.5		6.0%	6.0%
Average price per unit case	42.35		39.53		7.1%	4.6%
Net revenues	42,414		37,333		13.6%	10.9%
Other operating revenues	24		22		10.5%	10.5%
Total revenues (2)	42,438	100.0%	37,355	100.0%	13.6%	10.9%
Cost of goods sold	21,105	49.7%	18,176	48.7%	16.1%	13.0%
Gross profit	21,333	50.3%	19,179	51.3%	11.2%	8.9%
Operating expenses	14,149	33.3%	12,628	33.8%	12.0%	9.7%
Other operative expenses, net	148	0.3%	266	0.7%	-44.5%	-44.7%
Operative equity method (gain) loss in associates (3)(4)	(273)	-0.6%	(115)	-0.3%	137.5%	137.5%
Operating income (5)	7,309	17.2%	6,400	17.1%	14.2%	11.8%
Depreciation, amortization & other operative non-cash charges	2,340	5.5%	2,195	5.9%	6.6%	3.8%
Operating cash flow (5)(6)	9,649	22.7%	8,595	23.0%	12.3%	9.7%

(1) Except transactions, volume and average price per unit case figures.

(2) For the quarter: Includes total revenues of Ps. 19,899 million from our Mexican operation for the second quarter of 2016; and Ps. 17,659 million for the same period of the previous year.
ForYTD information: Includes total revenues of Ps. 35,975 million from our Mexican operation for the first six months of 2016; and Ps. 32,167 million for the same period of the previous year.

(3) Includes equity method in Jugos del Valle, Coca-Cola FEMSA Philippines, Inc. and Estrella Azul, among others.
(4) As of February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method in this line.
(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable: Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods.

Press Release 2Q 2016 July 27, 2016	Page 15

Comparable South America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	2Q 16	% Rev	2Q 15	% Rev	Δ % Comparable(7)
Transactions (million transactions)	1,800.1		1,804.2		-0.2%
Volume (million unit cases) (2)	268.1		284.7		-5.8%
Average price per unit case (2)	51.26		45.73		12.1%
Net revenues	15,257		14,489		5.3%
Other operating revenues	80		79		1.2%
Total revenues (3)	15,337	100.0%	14,568	100.0%	5.3%
Cost of goods sold	9,065	59.1%	8,557	58.7%	5.9%
Gross profit	6,272	40.9%	6,011	41.3%	4.3%
Operating expenses	4,747	31.0%	4,598	31.6%	3.2%
Other operative expenses, net	(65)	-0.4%	60	0.4%	-207.9%
Operative equity method (gain) loss in associates (4)	(15)	-0.1%	(17)	-0.1%	-14.3%
Operating income (5)	1,604	10.5%	1,370	9.4%	17.1%
Depreciation, amortization & other operative non-cash charges	725	4.7%	619	4.2%	17.2%
Operating cash flow (5)(6)	2,329	15.2%	1,989	13.7%	17.1%

Accumulated information
	YTD 16	% Rev	YTD 15	% Rev	Δ % Comparable(7)
Transactions (million transactions)	3,786.1		3,754.0		0.9%
Volume (million unit cases) (2)	573.5		594.1		-3.5%
Average price per unit case (2)	47.86		42.46		12.7%
Net revenues	30,514		28,587		6.7%
Other operating revenues	199		175		13.5%
Total revenues (3)	30,713	100.0%	28,762	100.0%	6.8%
Cost of goods sold	18,154	59.1%	16,923	58.8%	7.3%
Gross profit	12,559	40.9%	11,839	41.2%	6.1%
Operating expenses	9,198	29.9%	8,688	30.2%	5.9%
Other operative expenses, net	(72)	-0.2%	94	0.3%	-177.0%
Operative equity method (gain) loss in associates (4)	3	0.0%	(66)	-0.2%	-105.1%
Operating income (5)	3,430	11.2%	3,123	10.9%	9.8%
Depreciation, amortization & other operative non-cash charges	1,426	4.6%	1,134	3.9%	25.7%
Operating cash flow (5)(6)	4,856	15.8%	4,257	14.8%	14.1%

(1) Except transactions, volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) For the quarter: Includes total revenues of Ps. 9,264 million from Brazil, Ps. 3,522 million from Colombia, and Ps. 2,551 million from Argentina for the second quarter of 2016; and Ps. 8,811 million from Brazil, Ps. 3,250 from Colombia, and Ps. 3,098 million from Argentinafor the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 1,514 million for the second quarter of 2016; and Ps. 1,469 million for the same period of the previous year.
For the YTD information: Includes total revenues of Ps. 18,335 million from Brazil, Ps. 7,007 million from Colombia, and Ps. 5,371 million from Argentina for the first six months of 2016; and Ps. 19,141 million from Brazil, Ps. 6,332 from Colombia, and Ps. 6,274 million from Argentina for the same period of the previous year. Total revenues includes beer revenues in Brazil of Ps. 3,063 million for the first six months of 2016; and Ps. 3,360 million for the same period of the previous year.

(4) Includes equity method in Leao Alimentos, among others.
(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures, (ii) translation effects resulting from exchange rate movements and (iii) the results of hyperinflationary economies in both periods.

Press Release 2Q 2016 July 27, 2016	Page 16

Venezuela Operation
Expressed in millions of Mexican pesos(1)
Quarterly information
	2Q 16	% Rev	2Q 15	% Rev	Δ % Reported	Δ % Comparable(3)
Transactions (million transactions)	174.7		327.0		-46.6%	-46.6%
Volume (million unit cases)	33.6		57.1		-41.1%	-41.1%
Average price per unit case	41.77		18.75		122.8%	484.2%
Net revenues	1,403		1,070		31.1%	243.9%
Other operating revenues	0		0
Total revenues	1,403	100.0%	1,070	100.0%	31.1%	243.9%
Cost of goods sold	996	71.0%	509	47.6%	95.6%	413.3%
Gross profit	407	29.0%	561	52.4%	-27.4%	90.3%
Operating expenses	529	37.7%	361	33.7%	46.6%	283.4%
Other operative expenses, net	(28)	-2.0%	45	4.2%	-162.6%	-265.7%
Operating income	(94)	-6.7%	155	14.5%	-160.4%	-258.7%
Depreciation, amortization & other operative non-cash charges	197	14.0%	109	10.2%	80.4%	368.1%
Operating cash flow (2)	103	7.3%	264	24.7%	-61.0%	1.9%

Accumulated information
	YTD 16	% Rev	YTD 15	% Rev	Δ % Reported	Δ % Comparable(3)
Transactions (million transactions)	440.2		674.9		-34.8%	-34.8%
Volume (million unit cases)	84.3		118.7		-29.0%	-29.0%
Average price per unit case	41.55		16.54		151.3%	558.5%
Net revenues	3,503		1,963		78.5%	367.7%
Other operating revenues	0		0
Total revenues	3,503	100.0%	1,963	100.0%	78.5%	367.7%
Cost of goods sold	2,199	62.8%	961	49.0%	128.8%	497.4%
Gross profit	1,305	37.2%	1,002	51.0%	30.2%	242.4%
Operating expenses	1,195	34.1%	673	34.3%	77.6%	368.8%
Other operative expenses, net	(22)	-0.6%	94	4.8%	-123.8%	-160.4%
Operating income	132	3.8%	236	12.0%	-44.2%	46.2%
Depreciation, amortization & other operative non-cash charges	407	11.6%	201	10.2%	102.4%	428.3%
Operating cash flow (2)	538	15.4%	437	22.3%	23.2%	222.4%

(1) Except transactions, volume and average price per unit case figures.
(2) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(3) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (i) mergers, acquisitions and divestitures and (ii) translation effects resulting from exchange rate movements.

Press Release 2Q 2016 July 27, 2016	Page 17

South America Division
Expressed in millions of Mexican pesos(1)
Quarterly information
	2Q 16	% Rev	2Q 15	% Rev	Δ % Reported
Transactions (million transactions)	1,974.8		2,131.2		-7.3%
Volume (million unit cases) (2)	301.7		341.7		-11.7%
Average price per unit case (2)	50.20		42.94		16.9%
Net revenues	16,660		16,144		3.2%
Other operating revenues	80		85		-5.9%
Total revenues (3)	16,740	100.0%	16,229	100.0%	3.1%
Cost of goods sold	10,061	60.1%	9,362	57.7%	7.5%
Gross profit	6,679	39.9%	6,867	42.3%	-2.7%
Operating expenses	5,276	31.5%	5,148	31.7%	2.5%
Other operative expenses, net	(93)	-0.6%	115	0.7%	-180.8%
Operative equity method (gain) loss in associates (4)	(15)	-0.1%	(16)	-0.1%	-9.0%
Operating income (5)	1,510	9.0%	1,620	10.0%	-6.8%
Depreciation, amortization & other operative non-cash charges	922	5.5%	746	4.6%	23.6%
Operating cash flow (5)(6)	2,432	14.5%	2,366	14.6%	2.8%

Accumulated information
	YTD 16	% Rev	YTD 15	% Rev	Δ % Reported
Transactions (million transactions)	4,226.3		4,428.9		-4.6%
Volume (million unit cases) (2)	657.8		712.8		-7.7%
Average price per unit case (2)	47.05		42.27		11.3%
Net revenues	34,017		33,491		1.6%
Other operating revenues	199		199		-0.2%
Total revenues (3)	34,216	100.0%	33,690	100.0%	1.6%
Cost of goods sold	20,352	59.5%	19,559	58.1%	4.1%
Gross profit	13,864	40.5%	14,131	41.9%	-1.9%
Operating expenses	10,393	30.4%	10,256	30.4%	1.3%
Other operative expenses, net	(95)	-0.3%	204	0.6%	-146.4%
Operative equity method (gain) loss in associates (4)	3	0.0%	(75)	-0.2%	-104.5%
Operating income (5)	3,562	10.4%	3,746	11.1%	-4.9%
Depreciation, amortization & other operative non-cash charges	1,832	5.4%	1,428	4.2%	28.3%
Operating cash flow (5)(6)	5,394	15.8%	5,174	15.4%	4.3%

(1) Except transactions, volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) For the quarter: Includes total revenues of Ps. 9,264 million from Brazil, Ps. 3,522 million from Colombia, and Ps. 2,551 million from Argentina for the second quarter of 2016; and Ps. 8,811 million from Brazil, Ps. 3,250 from Colombia, and Ps. 3,098 million from Argentinafor the same period of the previous year. Total Revenues includes Beer revenues in Brazil of Ps. 1,514 million for the second quarter of 2016; and Ps. 1,469 million for the same period of the previous year.
For the YTD information: Includes total revenues of Ps. 18,335 million from Brazil, Ps. 7,007 million from Colombia, and Ps. 5,371 million from Argentina for the first six months of 2016; and Ps. 19,141 million from Brazil, Ps. 6,332 from Colombia, and Ps. 6,274 million from Argentina for the same period of the previous year. Total revenues includes beer revenues in Brazil of Ps. 3,063 million for the first six months of 2016; and Ps. 3,360 million for the same period of the previous year.

(4) Includes equity method in Leao Alimentos, among others.
(5) The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operating cash flow = operating income + depreciation, amortization & other operative non-cash charges.

Press Release 2Q 2016 July 27, 2016	Page 18

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.
		Jun-16		Dec-15
Assets
Current Assets
Cash, cash equivalents and marketable securities	Ps.	15,646	Ps.	15,989
Total accounts receivable		8,829		9,647
Inventories		8,732		8,066
Other current assets		8,961		8,530
Total current assets		42,168		42,232
Property, plant and equipment
Property, plant and equipment		89,319		81,569
Accumulated depreciation		(34,372)		(31,037)
Total property, plant and equipment, net		54,947		50,532
Investment in shares		21,311		17,873
Intangibles assets and other assets		99,804		90,754
Other non-current assets		11,378		8,858
Total Assets	Ps.	229,608	Ps.	210,249

Liabilities and Equity
Current Liabilities
Short-term bank loans and notes payable	Ps.	3,355	Ps.	3,470
Suppliers		14,675		15,470
Other current liabilities		15,201		11,540
Total current liabilities		33,231		30,480
Long-term bank loans and notes payable		68,020		63,260
Other long-term liabilities		14,188		7,774
Total liabilities		115,439		101,514
Equity
Non-controlling interest		4,929		3,986
Total controlling interest		109,240		104,749
Total equity		114,169		108,735
Total Liabilities and Equity	Ps.	229,608	Ps.	210,249

Press Release 2Q 2016 July 27, 2016	Page 19

Quarter - Volume & Transactions
For the three months ended June 30, 2016 and 2015

Volume
Expressed in million unit cases
	2Q 2016					2Q 2015
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	359.0	26.9	81.9	28.8	496.5	337.6	22.1	78.8	24.2	462.7
Central America	37.2	2.6	0.1	5.2	45.1	35.1	2.3	0.1	4.5	42.0
Mexico & Central America	396.2	29.4	82.0	33.9	541.6	372.7	24.4	78.9	28.8	504.8
Colombia	53.6	6.8	4.9	7.7	73.0	54.7	6.5	6.8	8.3	76.2
Venezuela	27.8	2.9	0.6	2.3	33.6	49.6	3.6	0.3	3.7	57.1
Brazil	130.5	8.4	1.2	7.8	148.0	137.6	8.5	1.0	8.0	155.2
Argentina	37.9	5.3	1.0	3.0	47.1	44.8	4.8	0.4	3.2	53.3
South America	249.9	23.4	7.6	20.8	301.7	286.8	23.3	8.5	23.2	341.7
Total	646.1	52.9	89.7	54.7	843.3	659.4	47.8	87.3	52.0	846.5
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions
	2Q 2016					2Q 2015
	Sparkling	Water		Still	Total	Sparkling	Water		Still	Total
Mexico	2,199.8	202.4		240.5	2,642.8	2,030.2	173.2		216.8	2,420.2
Central America	308.2	15.8		68.6	392.6	290.0	14.6		61.2	365.8
Mexico & Central America	2,508.1	218.1		309.1	3,035.3	2,320.2	187.8		278.0	2,786.0
Colombia	409.1	91.5		82.2	582.8	409.9	84.8		72.6	567.3
Venezuela	141.9	17.4		15.5	174.7	259.6	32.2		35.2	327.0
Brazil	826.4	72.5		88.0	987.0	814.5	73.2		94.5	982.2
Argentina	181.3	25.7		23.4	230.3	206.4	24.5		23.9	254.8
South America	1,558.7	207.1		209.0	1,974.8	1,690.3	214.8		226.1	2,131.2
Total	4,066.7	425.3		518.1	5,010.2	4,010.5	402.6		504.1	4,917.2

Press Release 2Q 2016 July 27, 2016	Page 20

YTD - Volume & Transactions
For the six months ended June 30, 2016 and 2015

Volume
Expressed in million unit cases
	YTD 2016					YTD 2015
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	662.8	49.5	148.7	52.3	913.3	625.6	45.6	146.0	44.7	861.9
Central America	72.9	5.2	0.4	9.7	88.2	69.0	4.6	0.2	8.8	82.6
Mexico & Central America	735.7	54.7	149.1	62.0	1,001.5	694.6	50.2	146.2	53.5	944.5
Colombia	112.1	14.5	11.0	17.3	154.8	107.3	12.9	13.8	16.4	150.4
Venezuela	71.4	6.3	1.0	5.6	84.3	102.6	7.3	0.8	8.0	118.7
Brazil	276.1	19.1	2.9	16.5	314.6	290.4	21.1	2.3	16.9	330.8
Argentina	82.8	12.6	1.9	6.8	104.1	94.8	10.5	0.9	6.6	112.9
South America	542.5	52.5	16.8	46.1	657.8	595.2	51.8	17.8	48.0	712.8
Total	1,278.1	107.2	165.9	108.1	1,659.4	1,289.8	102.0	164.1	101.6	1,657.4
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
Expressed in million transactions
	YTD 2016					YTD 2015
	Sparkling	Water		Still	Total	Sparkling	Water		Still	Total
Mexico	4,080.2	371.3		446.6	4,898.1	3,804.8	348.4		399.9	4,553.1
Central America	598.1	32.7		129.7	760.5	566.5	29.7		120.3	716.5
Mexico & Central America	4,678.3	404.0		576.3	5,658.6	4,371.3	378.2		520.2	5,269.7
Colombia	847.8	193.2		173.0	1,213.9	813.7	165.9		142.6	1,122.2
Venezuela	345.6	47.3		47.3	440.2	560.4	51.8		62.8	674.9
Brazil	1,722.4	165.4		183.0	2,070.8	1,725.1	179.6		200.3	2,104.9
Argentina	392.3	59.6		49.5	501.4	426.3	52.7		47.8	526.8
South America	3,308.1	465.5		452.8	4,226.3	3,525.5	450.0		453.4	4,428.9
Total	7,986.3	869.5		1,029.1	9,884.9	7,896.8	828.1		973.6	9,698.6

Press Release 2Q 2016 July 27, 2016	Page 21

Macroeconomic Information
Second quarter 2016

Inflation

	LTM	2Q2016	YTD
Mexico	2.54%	-0.65%	0.31%
Colombia	8.60%	1.49%	5.10%
Venezuela (2)	268.55%	38.20%	95.07%
Brazil	8.84%	1.75%	4.42%
Argentina (2)	39.70%	16.16%	28.81%
(1) Source: inflation is published by the Central Bank of each country.
(2) Inflation based on unofficial publications.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			Acummulated Exchange Rate (local currency per USD)
	2Q 16	2Q 15	Δ %	YTD 16	YTD 15	Δ %
Mexico	18.0520	15.3106	17.9%	18.0388	15.1200	19.3%
Guatemala	7.6763	7.6760	0.0%	7.6761	7.6560	0.3%
Nicaragua	28.4432	27.0865	5.0%	28.2717	26.9236	5.0%
Costa Rica	545.2545	539.5900	1.0%	543.8840	540.7843	0.6%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	2,990.6893	2,495.3319	19.9%	3,125.9822	2,483.2572	25.9%
Venezuela	453.9333	197.8630	129.4%	332.7133	147.2344	126.0%
Brazil	3.5099	3.0722	14.2%	3.7099	2.9678	25.0%
Argentina	14.2309	8.9521	59.0%	14.3572	8.8207	62.8%

End of Period Exchange Rates

	Quarter Exchange Rate (local currency per USD)			Previous Quarter Exchange Rate (local currency per USD)
	Jun 2016	Jun 2015	Δ %	Mar 2016	Mar 2015	Δ %
Mexico	18.9113	15.5676	21.5%	17.4015	15.1542	14.8%
Guatemala	7.6374	7.6245	0.2%	7.7111	7.6449	0.9%
Nicaragua	28.6142	27.2497	5.0%	28.2691	26.9203	5.0%
Costa Rica	554.2000	540.9700	2.4%	542.2300	539.0800	0.6%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	2,916.1500	2,585.1100	12.8%	3,022.3500	2,576.0500	17.3%
Venezuela	628.3434 (*)	197.2980	218.5%	354.0757 (**)	192.9537	83.5%
Brazil	3.2098	3.1026	3.5%	3.5589	3.2080	10.9%
Argentina	15.0400	9.0880	65.5%	14.7000	8.8220	66.6%
(*) Exchange rate as of June, 30 2016 and (**) April 21, 2016

Press Release 2Q 2016 July 27, 2016	Page 22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: July 27, 2016